June 16, 2014

Re:	Markit Ltd.
Registration Statement on Form F-1
Registration No. 333-195687

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as the underwriters, wish to advise you that 12,414 copies of the preliminary prospectus dated June 3, 2014, were distributed during the period June 3, 2014 through the date hereof to prospective underwriters, institutions, dealers and others.

We, as underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Markit Ltd. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on June 18, 2014, or as soon thereafter as is practicable.

Yours truly,

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

UBS Securities LLC

BNP Paribas Securities Corp.

Jefferies LLC

RBC Capital Markets, LLC

RBS Securities Inc.

TD Securities (USA) LLC

Acting severally on behalf of themselves

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	Citigroup Global Markets Inc.

By:	/s/ Simon Hewett
Name:	Simon Hewett
Title:	Managing Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Felipe Portillo
Name:	Felipe Portillo
Title:	Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Chris Cormier
Name:	Chris Cormier
Title:	Managing Director

By:	Goldman, Sachs & Co.

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

By:	HSBC Securities (USA) Inc.

By:	/s/ David Noble
Name:	David Noble
Title:	Head of ECM Americas

By:	J.P. Morgan Securities LLC

By:	/s/ Frank Bruni
Name:	Frank Bruni
Title:	Managing Director, Equity Capital Markets

By:	Morgan Stanley & Co. LLC

By:	/s/ Taylor Wright
Name:	Taylor Wright
Title:	Managing Director

By:	UBS Securities LLC

By:	/s/ Vik Hebatpuria
Name:	Vik Hebatpuria
Title:	Executive Director

By:	/s/ Gaurav Mehta
Name:	Gaurav Mehta
Title:	Director

By:	BNP Paribas Securities Corp.

By:	/s/ Pierre Lapomme
Name:	Pierre Lapomme
Title:	Managing Director

By:	Jefferies LLC

By:	/s/ John P. Fargis
Name:	John P. Fargis
Title:	Managing Director

By:	RBC Capital Markets, LLC

By:	/s/ Michael Noonan
Name:	Michael Noonan
Title:	Managing Director

By:	RBS Securities Inc.

By:	/s/ Rene Mijne
Name:	Rene Mijne
Title:	Director

By:	TD Securities (USA) LLC

By:	/s/ Sean C. Martin
Name:	Sean C. Martin
Title:	Director